Exhibit 99.2

Gelteq Limited Contents 31 December 2024

GELTEQ LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Gelteq Limited Consolidated statement of profit or loss and other comprehensive income For the period ended 31 December 2024

		Consolidated
	Note	Six months period ended December 2024	Six months period ended December 2023
		$	$
Revenue
Other income	6	311,412	76,879
Revenue from contract with customer		-	-

Expenses
Corporate expenses	7	(456,743)	(98,419)
IPO related expenses	8	(637,594)	(102,941)
Depreciation and amortisation expenses	9	(606,497)	(609,274)
Research expenses	10	(314,472)	(100,934)
Employment Expenses	11	(248,655)	(519,687)
Advertising & marketing expense		(118,211)	(18,200)
Consulting Fees		(409,134)	(750)
Other expenses		(203,680)	(25,527)
Operating loss		(2,683,574)	(1,398,853)
Finance costs	12	(620,785)	(286,791)

Loss before income tax expense		(3,304,359)	(1,685,644)
Income tax expense	13	—	—

Loss after income tax expense for the period attributable to the owners of Gelteq Limited		(3,304,359)	(1,685,644)

Other comprehensive income for the period, net of tax		—	—
Total comprehensive loss for the period attributable to the owners of Gelteq Limited		(3,304,359)	(1,685,644)

		$	$
Basic loss per share	29	(0.38)	(0.21)
Diluted loss per share	29	(0.38)	(0.21)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Gelteq Limited Consolidated statement of financial position As at 31 December 2024

		Consolidated
	Note	As at 31 December 2024	As at 30 June 2024
		$	$
Assets
Current assets
Cash and cash equivalents	14	3,046,602	24,522
Other receivables		305,007	183,005
Prepayments and other assets	16	1,587,521	95,700
Total current assets		4,939,130	303,227

Non-current assets
Plant and equipment		18,056	16,642
Intangible assets	17	20,158,270	20,437,958
Total non-current assets		20,176,326	20,454,600
Total assets		25,115,456	20,757,827

Liabilities

Current liabilities
Trade and other payables	18	892,791	1,558,186
Deferred Revenue	19	118,704	125,359
Borrowings, net	20	3,882,778	2,084,152
Derivative liability	20	1,279,184	-
Employee benefits provisions		105,198	98,368
Total current liabilities		6,278,655	3,866,065

Non-current liabilities
Borrowings	20	13,550	1,759,447
Employee benefits provisions		29,488	20,018
Total non-current liabilities		43,038	1,779,465
Total liabilities		6,321,693	5,645,530
Net assets		18,793,763	15,112,297

Equity
Issued capital	21	33,594,052	26,608,227
Accumulated losses		(14,800,289)	(11,495,930)
Total equity		18,793,763	15,112,297

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Gelteq Limited Consolidated statement of changes in equity For the period ended 31 December 2024

Consolidated	Issued capital	Reserve	Accumulated losses	Total equity
	$	$	$	$
Balance at 1 July 2023	26,608,227	—	(7,949,735)	18,658,492

Loss after income tax expense for the period	—	—	(1,685,644)	(1,685,644)
Other comprehensive income for the period, net of tax	—	—	—	—
Total comprehensive loss for the period	—	—	(1,685,644)	(1,685,644)
Balance at 31 December 2023	26,608,227	—	(9,635,379)	16,972,848

Consolidated	Issued capital	Reserve	Accumulated losses	Total equity
	$	$	$	$
Balance at 1 July 2024	26,608,227	—	(11,495,930)	15,112,297
Loss after income tax expense for the period	—	—	(3,304,359)	(3,304,359)
Other comprehensive income for the period, net of tax	—	—	—	—
Total comprehensive loss for the period	—	—	(3,304,359)	(3,304,359)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 21)	6,985,825	—	—	6,985,825
Balance at 31 December 2024	33,594,052	—	(14,800,289)	18,793,763

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Gelteq Limited Consolidated statement of cash flows For the period ended 31 December 2024

		Consolidated
	Note	December 2024	December 2023
		$	$
Cash flows from operating activities
Payments to suppliers and employees (inclusive of GST)		(3,576,274)	(732,093)
Research & development tax incentives		—	263,057
Receipt from Customers		—	40,000
		(3,576,274)	(429,036)
Interest and other finance costs paid		(18,391)	(136)
Net cash used in operating activities		(3,594,665)	(429,172)

Cash flows from investing activities
Payment towards procurement of property, plant and equipment		(3,117)	—
Payment towards acquisition of intangibles		(325,105)	(79,961)
Net cash used in investing activities		(328,222)	(79,961)

Cash flows from financing activities
Proceeds from issue of shares	21	7,913,463	—
Proceeds from borrowings		747,261	248,588
Capital issue costs		(1,862,392)	—
Repayment of lease liabilities		—	(11,895)
Net cash from financing activities		6,798,332	236,693

Net increase/(decrease) in cash and cash equivalents		2,875,445	(272,440)
Cash and cash equivalents at the beginning of the financial half-year		24,522	399,224
Effects of exchange rate changes on cash and cash equivalents		146,635	—
Cash and cash equivalents at the end of the financial half-year		3,046,602	126,784

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 1. General information

The condensed consolidated financial statements covers Gelteq Limited (“Gelteq” or the “Company”) and its controlled entities (referred to herein as the “Consolidated Entity”). Gelteq Limited is a Company limited by shares, incorporated and domiciled in Australia.

The condensed consolidated financial statements are presented in Australian dollars, which is Gelteq Limited’s functional and presentation currency.

The principal activities of the consolidated entity during the periods ended 31 December 2024 and 31 December 2023 (financial period(s)) were the development and testing of a gel-based delivery system for humans.

The names of the directors in office at any time during or since the end of the financial period are:

Simon Szewach (Executive Chairman)*
Nathan Jacob. Givoni (Executive Director)
Jeff Olyniec (Non-Executive Director)
Philip Dalidakis (Non-Executive Director)
Prof David Morton (Non-Executive Director) (Resigned on 30 April 2025)

*	Mr. Simon resigned as an executive Chairman on 31 March 2025 and remains as a non-executive Chairman as at the date of this report.

The directors have been in office since the start of the financial period to the date of this report unless otherwise stated.

The condensed consolidated financial statements were authorised for issue, in accordance with a resolution of directors, on 30 June 2025.

Note 2. Basis of preparation

The condensed consolidated financial statements are presented in Australian Dollars, which is also the Consolidated Entity’s functional currency. Amounts are rounded to the nearest dollar, unless otherwise stated.

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs).

The preparation of condensed consolidated financial statements in compliance with adopted IFRS requires the use of certain critical accounting estimates. It also requires the Consolidated Entity’s management to exercise judgment in applying the Consolidated Entity’s accounting policies. The areas where significant judgments and estimates have been made in preparing the condensed consolidated financial statements and their effect are disclosed in note 4.

Basis of measurement

The condensed consolidated financial statements have been prepared on a historical cost basis.

These general purpose condensed consolidated financial statements for the reporting periods ended 31 December 2024 and 30 June 2024 have been prepared in accordance with International Accounting Standards IAS 34 ‘Interim Financial Reporting’ as appropriate for for-profit oriented entities.

These general purpose condensed consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, where appropriate these condensed consolidated financial statements are to be read in conjunction with the annual report for the year ended 31 December 2024.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 2. Basis of preparation (cont.)

New standards, interpretations and amendments effective — December 2024

The Consolidated Entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board (IASB) that are mandatory for the current reporting period.

New standards, interpretations and amendments not yet effective — December 2024

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Consolidated Entity has decided not to adopt early.

The following amendments to standards are applicable to the Company and effective for future reporting periods:

IFRS18 Presentation and Disclosure in Financial Statements

This standard is applicable to annual reporting periods beginning on or after 1 January 2027. The standard replaces IAS 1 Presentation of Financial Statements, with many of the original disclosure requirements retained and there will be no impact on the recognition and measurement of items in the financial statements. But the standard will affect presentation and disclosure in the financial statements, including introducing five categories in the statement of profit or loss and other comprehensive income: operating, investing, financing, income taxes and discontinued operations. The standard introduces two mandatory sub-totals in the statement: ‘Operating profit’ and ‘Profit before financing and income taxes’. There are also new disclosure requirements for ‘management-defined performance measures’, such as earnings before interest, taxes, depreciation and amortisation (‘EBITDA’) or ‘adjusted profit’. The standard provides enhanced guidance on grouping of information (aggregation and disaggregation), including whether to present this information in the primary financial statements or in the notes. The Consolidated Entity will adopt this standard from 1 July 2027. As at reporting date, the Consolidated Entity has not completed an assessment on the impact of the standard, but it is expected that there will be a material change to the layout of the statement of profit or loss and other comprehensive income.

Amendments to IAS 21 — Lack of Exchangeability

The amendments are applicable to annual reporting periods beginning on or after 1 January 2025. The Standard amends IAS 21 and IFRS 1 to require entities to apply a consistent approach to determining whether a currency is exchangeable into another currency and the spot exchange rate to use when it is not exchangeable. New disclosures are required to help users assess the impact of using an estimated exchange rate on the financial statements. The Consolidated Entity will adopt this standard from its application date and where appropriate incorporate the additional disclosures required.

These standards are not expected to have a material impact on the Consolidated Entity in the current or future reporting periods and on foreseeable future transactions. However, management will continue to assess this closer to the application date of each standard.

Other

The Consolidated Entity does not expect any other standards issued by the IASB, but not yet effective, to have a material impact on the Consolidated Entity.

(a) Principles of consolidation

The condensed consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Gelteq Limited (‘Company’ or ‘Parent entity’) as at 31 December 2024 and the results of all subsidiaries for the period ended 31 December 2024 and the period ended 31 December 2023 .. Gelteq Limited and its subsidiaries together are referred to in these condensed consolidated financial statements as the ‘Consolidated Entity’.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 2. Basis of preparation (cont.)

Subsidiaries are all those entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the Company are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

The acquisition of subsidiaries is accounted for using the asset acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Where the Company loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The Company recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Note 3. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Revenue from contracts with customers

Revenue arises mainly from the manufacturing and sale of products. To determine whether to recognise revenue, the Consolidated Entity follows a 5-step process:

(1)	Identifying the contract with a customer

(2)	Identifying the performance obligations

(3)	Determining the transaction price

(4)	Allocating the transaction price to the performance obligations

(5)	Recognising revenue when/as the performance obligations are satisfied.

Revenue is recognised either at a point in time or over time, when the Consolidated Entity satisfies performance obligations by transferring the promised goods or services to its customers.

The Consolidated Entity recognises contract liabilities for consideration received in respect to unsatisfied performance obligations and reports these amounts as other liabilities (which we refer to as deferred revenues) in the condensed consolidated statement of financial position. Similarly, if the Consolidated Entity satisfies a performance obligation before it receives the consideration, the Consolidated Entity recognises either a contract asset or a receivable in its condensed consolidated statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

Sale of Products

Revenue from sale of product for a fixed fee is recognised when or as the Consolidated Entity transfers control of the assets to the customer.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 3. Summary of significant accounting policies (cont.)

(b) Research and Development Tax Incentive

The Research and Development Tax Incentive programme provides tax offsets for expenditure on eligible R&D activities. Under the programme, the Consolidated Entity, is entitled to a refundable R&D credit in Australia on the eligible R&D expenditure incurred on eligible R&D activities. The refundable R&D tax offset is accounted for under IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, as per which the R&D tax offset income is recognised when there is reasonable assurance that it will be received. It is recognised in the condensed consolidated statement of comprehensive income in the same period that the related costs are recognised as expenses and relates to refundable amounts on approved expenses.

(c) Business Combinations/Asset Acquisitions

Business combinations occur where an acquirer obtains control over one or more businesses and results in the consolidation of its assets and liabilities.

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control. The business combination will be accounted for from the date that control is obtained, whereby the fair value of the identifiable assets acquired and liabilities (including contingent liabilities) assumed are recognised (subject to certain limited exceptions).

If the acquisition of an asset or a group of assets does not constitute a business, the individual identifiable assets acquired (including intangible assets) and liabilities are assumed. The cost of the group shall be allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business. In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.

(d) Income Tax

The income tax expense (income) for the periods ended 31 December 2024 and 31 December 2023 comprises current income tax expense (income) and deferred tax expense (income).

Current tax assets and liabilities are offset where a legally enforceable right of set-off exists and it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur. Deferred tax assets and liabilities are offset where: (a) a legally enforceable right of set-off exists; and (b) the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur in future periods in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the period, as well as unused tax losses.

Current and deferred income tax expense (income) is charged or credited outside profit or loss when the tax relates to items that are recognised outside profit or loss or arising from a business combination.

Except for business combinations, no deferred income tax is recognised from the initial recognition of an asset or liability where there is no effect on accounting or taxable profit or loss.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 3. Summary of significant accounting policies (cont.)

A deferred tax liability shall be recognised for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

(a)	the initial recognition of goodwill; or

(b)	the initial recognition of an asset or liability in a transaction which:

(i)	is not a business combination; and

(ii)	at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled and their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilised.

(e) Fair Value of Assets and Liabilities

The Consolidated Entity measures some of its assets and liabilities at fair value on either a recurring or non-recurring basis, depending on the requirements of the applicable Accounting Standard.

Fair value is the price the Consolidated Entity would receive to sell an asset or would have to pay to transfer a liability in an orderly (i.e. unforced) transaction between independent, knowledgeable and willing market participants at the measurement date.

As fair value is a market-based measure, the closest equivalent observable market pricing information is used to determine fair value. Adjustments to market values may be made having regard to the characteristics of the specific asset or liability. The fair values of assets and liabilities that are not traded in an active market are determined using one or more valuation techniques. These valuation techniques maximise, to the extent possible, the use of observable market data.

To the extent possible, market information is extracted from either the principal market for the asset or liability (i.e. the market with the greatest volume and level of activity for the asset or liability) or, in the absence of such a market, the most advantageous market available to the entity at the end of the reporting period (i.e. the market that maximises the receipts from the sale of the asset or minimises the payments made to transfer the liability, after taking into account transaction costs and transport costs).

For non-financial assets, the fair value measurement also takes into account a market participant’s ability to use the asset in its highest and best use or to sell it to another market participant that would use the asset in its highest and best use.

The fair value of liabilities and the entity’s own equity instruments (excluding those related to share-based payment arrangements) may be valued, where there is no observable market price in relation to the transfer of such financial instruments, by reference to observable market information where such instruments are held as assets. Where this information is not available, other valuation techniques are adopted and, where significant, are detailed in the respective note to the condensed consolidated financial statements.

(f) Financial Instruments

Initial recognition and measurement

Financial assets and financial liabilities are recognised when the entity becomes a party to the contractual provisions of the instrument. For financial assets, this is equivalent to the date that the Consolidated Entity commits itself to either purchase or sell the asset (i.e. trade date accounting is adopted).

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 3. Summary of significant accounting policies (cont.)

Financial instruments (except for trade receivables) are initially measured at fair value plus transactions costs, except where the instrument is classified ‘at fair value through profit or loss’ in which case transactions costs are recognised as expenses in profit or loss immediately. Where available, quoted prices in an active market are used to determine fair value. In other circumstances, valuation techniques are adopted.

Trade receivables are initially measured at the transaction price if the trade receivables do not contain a significant financing component or if the practical expedient was applied as specified in IFRS 15: Revenue from Contracts with Customers.

Classification and subsequent measurement

Financial liabilities

Financial liabilities are subsequently measured at:

–	amortised cost; or

–	fair value through profit and loss.

A financial liability is measured at fair value through profit and loss if the financial liability is:

–	a contingent consideration of an acquirer in a business combination to which IFRS 3: Business Combinations applies;

–	held for trading; or

–	initially designated as at fair value through profit or loss.

All other financial liabilities are subsequently measured at amortised cost using the effective interest method. The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest expense to profit or loss over the relevant period.

The effective interest rate is the internal rate of return of the financial asset or liability. That is, it is the rate that exactly discounts the estimated future cash flows through the expected life of the instrument to the net carrying amount at initial recognition.

Any gains or losses arising on changes in fair value are recognised in profit or loss to the extent that they are not part of a designated hedging relationship.

The change in fair value of the financial liability attributable to changes in the issuer’s credit risk is taken to other comprehensive income and is not subsequently reclassified to profit or loss. Instead, it is transferred to retained earnings upon derecognition of the financial liability.

If taking the change in credit risk to other comprehensive income enlarges or creates an accounting mismatch, these gains or losses should be taken to profit or loss rather than other comprehensive income. A financial liability cannot be reclassified.

Financial assets

Financial assets are subsequently measured at:

–	amortised cost;

–	fair value through other comprehensive income; or

–	fair value through profit or loss.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 3. Summary of significant accounting policies (cont.)

Measurement is on the basis of two primary criteria:

–	the contractual cash flow characteristics of the financial asset; and

–	the business model for managing the financial assets.

A financial asset that meets the following conditions is subsequently measured at amortised cost:

–	the financial asset is managed solely to collect contractual cash flows; and

–	contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A financial asset that meets the following conditions is subsequently measured at amortised cost:

–	the financial asset is managed solely to collect contractual cash flows; and

–	the contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A financial asset that meets the following conditions is subsequently measured at fair value through other comprehensive income:

–	the contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates; and

–	the business model for managing the financial asset comprises both contractual cash flows collection and the selling of the financial asset.

By default, all other financial assets that do not meet the measurement conditions of amortised cost and fair value through other comprehensive income are subsequently measured at fair value through profit or loss.

The Consolidated Entity initially designates a financial instrument as measured at fair value through profit or loss if:

●	it eliminates or significantly reduces a measurement or recognition inconsistency (often referred to as an “accounting mismatch”) that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on different bases;

●	it is in accordance with the documented risk management or investment strategy and information about the groupings is documented appropriately, so the performance of the financial liability that is part of a group of financial liabilities or financial assets can be managed and evaluated consistently on a fair value basis; and

●	it is a hybrid contract that contains an embedded derivative that significantly modifies the cash flows otherwise required by the contract.

The initial measurement of financial instruments at fair value through profit or loss is a one-time option on initial classification and is irrevocable until the financial asset is derecognised.

Derecognition

Derecognition of financial liabilities

A liability is derecognised when it is extinguished (i.e. when the obligation in the contract is discharged, cancelled or expires). An exchange of an existing financial liability for a new one with substantially modified terms, or a substantial modification to the terms of a financial liability, is treated as an extinguishment of the existing liability and recognition of a new financial liability.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 3. Summary of significant accounting policies (cont.)

The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Derecognition of financial assets

A financial asset is derecognised when the holder’s contractual rights to its cash flows expires, or the asset is transferred in such a way that all the risks and rewards of ownership are substantially transferred.

All the following criteria need to be satisfied for the derecognition of a financial asset:

●	the right to receive cash flows from the asset has expired or been transferred;

●	all risk and rewards of ownership of the asset have been substantially transferred; and

●	the Consolidated Entity no longer controls the asset (i.e it has no practical ability to make unilateral decisions to sell the asset to a third party).

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

On derecognition of a debt instrument classified as fair value through other comprehensive income, the cumulative gain or loss previously accumulated in the investment revaluation reserve is reclassified to profit or loss.

Convertible notes payable

Convertible notes payable are financial instruments which contain a separate financial liability and equity instrument. These financial instruments are accounted for separately dependent on the nature of their components. The identification of such components embedded within a convertible notes payable requires significant judgement given that it is based on the interpretation of the substance of the contractual arrangement. The convertible notes are considered to contain embedded derivatives. The embedded derivatives were measured at fair value upon initial recognition based on a Black-Scholes valuation model and separated from the debt component of the notes. The debt component of the notes is measured at residual value upon initial recognition. Subsequent to initial recognition, the embedded derivative components are re-measured at fair value at each reporting date while the debt components are accreted to the face value of the note using the effective interest rate through periodic charges to finance expense over the term of the note.

In accordance with IFRS 9, where an indeterminate number of shares may be issued in due course upon the conversion of the convertible notes, or the convertible notes are convertible at a discount to market, the embedded derivative is accounted for as a liability.

(g) Impairment of assets

At the end of each reporting period, the Consolidated Entity assesses whether there is any indication that an asset may be impaired. The assessment will include considering external sources of information and internal sources of information, including dividends received from subsidiaries, associates or joint ventures deemed to be out of pre-acquisition profits. If such an indication exists, an impairment test is carried out on the asset by comparing the recover able amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use to the asset’s carrying amount. Any excess of the asset’s carrying amount over its recoverable amount is recognised immediately in profit or loss, unless the asset is carried at a revalued amount in accordance with another Standard. Any impairment loss of a revalued asset is treated as a revaluation decrease in accordance with that other Standard.

Where it is not possible to estimate the recoverable amount of an individual asset, the Consolidated Entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 3. Summary of significant accounting policies (cont.)

(h) Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value on a ‘first in first out’ basis. Cost comprises of direct materials and delivery costs, direct labour, import duties and taxes, an appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts received or receivable.

Raw materials, finished goods and work in progress are stated at the lower of cost and net realisable value. Cost comprises of purchase and delivery costs, net of rebates and discounts received or receivable. Costs are assigned to individual items of inventory on the ‘first in first out’ basis.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(i) Right-of-use assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Consolidated Entity expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The Consolidated Entity has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

(j) Intangible Assets Other than Goodwill

Trade secrets

Trade secrets with finite useful lives that are acquired separately, including those acquired in a business combination recognised separately from goodwill, are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised on a straight-line basis over their estimated useful lives which are disclosed below. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred.

Under IFRS 138, An intangible asset arising from development (or from the development phase of an internal project) shall be recognised if, and only if, an entity can demonstrate all of the following:

(a)	the technical feasibility of completing the intangible asset so that it will be available for use or sale.

(b)	its intention to complete the intangible asset and use or sell it.

(c)	its ability to use or sell the intangible asset.

(d)	how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

(e)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

(f)	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development expenditure that does not meet the criteria for capitalisation above are recognised as an expense as incurred.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 3. Summary of significant accounting policies (cont.)

Patents & trademarks

Patents and trademarks are measured initially at purchase cost and are amortised on a straight line basis over their estimated useful lives.

The amortisation rates used for each class of intangible asset with a finite useful life are:

Class of Intangible Asset	Amortisation Period
Trade Secrets	20 Years
Patents and Trademarks	20 Years

Foreign Currency Transactions and Balances

(k) Functional and presentation currency

The functional currency of each of the companies in the Consolidated Entity is measured using the currency of the primary economic environment in which that Company operates. The condensed consolidated financial statements are presented in Australian dollars, which is the Parent company’s functional currency.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in other comprehensive income to the extent that the underlying gain or loss is directly recognised in other comprehensive income; otherwise the exchange difference is recognised in profit or loss.

(l) Employee Benefit Provisions

Short-term obligations

Liabilities for accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

Other long-term employee benefit obligations

The liabilities for long service leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting date, regardless of when the actual settlement is expected to occur.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 3. Summary of significant accounting policies (cont.)

(m) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

(n) Government Grants

Government grants received on capital expenditure are generally deducted in arriving at the carrying amount of the asset purchased. Grants for revenue expenditure are recognised as other income by the Consolidated Entity. Where retention of a government grant is dependent on the Consolidated Entity satisfying certain criteria, it is initially recognised as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to the condensed consolidated statement of comprehensive income or netted against the asset purchased.

(o) Trade and other receivables

Trade and other receivables are recognised at amortised cost, less any allowance for expected credit losses.

(p) Trade and Other Payables

Trade and other payables represent the liabilities for goods and services received by the entity that remain unpaid at the end of the reporting period. The balance is recognised as a current liability with the amounts normally paid within 30 days of recognition of the liability.

Trade and other payables are initially measured their fair value and subsequently measured at amortised cost using the effective interest method.

Accruals are recognised when they can be reasonably estimated and attributed to the relevant financial period. They are assessed for fair value and carried at amortised cost. They are derecognised when a liability for payment is raised as a trade or other payable.

(q) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the year of the borrowings using the effective interest method.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the Consolidated Entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 3. Summary of significant accounting policies (cont.)

(r) Lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Consolidated Entity’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

(s) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO).

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the ATO is included with other receivables or payables in the statement of financial position.

(t) Earnings per Share (EPS)

Basic loss per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Consolidated Entity, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the period.

Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares, unless anti dilutive.

(u) Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

(v) Share-based payments

Equity-settled and cash-settled share-based compensation benefits are provided to employees.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 3. Summary of significant accounting policies (cont.)

Equity-settled transactions

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. Cash-settled transactions are awards of cash for the exchange of services, where the amount of cash is determined by reference to the share price.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is generally determined using either the Binomial or Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Consolidated Entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions. There are no such equity settled transactions where fair value is measured under these methods for financial current or previous reporting periods.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

Cash-settled transactions

The cost of cash-settled transactions is initially, and at each reporting date until vested, determined by applying either the Binomial or Black-Scholes option pricing model, taking into consideration the terms and conditions on which the award was granted. The cumulative charge to profit or loss until settlement of the liability is calculated as follows:

●	during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period.

●	from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date.

All changes in the liability are recognised in profit or loss. The ultimate cost of cash-settled transactions is the cash paid to settle the liability.

There are no cash settled transactions for period ended 31 March 2024, or the period ended 31st December 2024 or the 2024 financial period.

Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the Consolidated Entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Consolidated Entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 3. Summary of significant accounting policies (cont.)

(w) Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial period.

Where the Consolidated Entity retrospectively applies an accounting policy, makes a retrospective restatement or reclassifies items in its financial statements, a third statement of financial position as at the beginning of the preceding period in addition to the minimum comparative condensed consolidated financial statements is presented

Note 4. Critical accounting judgements, estimates and assumptions

The preparation of the condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the condensed consolidated financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Impacts of Covid-19

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the consolidated entity based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the consolidated entity operates. Other than as addressed in specific notes, there does not currently appear to be either any significant impact upon the condensed consolidated financial statements or any significant uncertainties with respect to events or conditions which may impact the consolidated entity unfavorably as at the reporting date or subsequently as a result of the Coronavirus (COVID-19) pandemic.

Estimation of useful lives of assets

The consolidated entity determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Intangible assets

The Consolidated Entity tests annually, or more frequently if events or changes in circumstances indicate impairment, whether indefinite life or finite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 3. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows.

Going Concern

The working capital position as at 31 December 2024 of the Consolidated Entity results in an excess of current liabilities over current assets of $1,339,525 (30 June 2024: excess of current liabilities over current assets $3,562,838). The Consolidated Entity made a loss after income tax of $3,304,359 during the six-month ended 31 December 2024 (6-month period ended December 2023 loss: $1,702,803). As of 31 December 2024, there are no capital commitments outstanding. The cash balances as at 31 December 2024 was $3,046,602 (30 June 2024: $24,522).

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 4. Critical accounting judgements, estimates and assumptions (cont.)

The above matters give rise to a material uncertainty that may cast significant doubt over the Consolidated Entity’s ability to continue as a going concern. Therefore, the Consolidated Entity may be unable to realise its assets and discharge its liabilities in the normal course of business at the amounts stated in the consolidated financial statements. Notwithstanding the above matters, the Directors believe that it is reasonably foreseeable that the Consolidated Entity will be able to continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the financial report, after considering the following matters:

●	The directors have prepared detailed cash flow projections for a period of at least 12 months from the date of signing this consolidated financial report.

●	The Consolidated Entity’s ability to fund its operations is dependent upon management’s plans and execution, which include raising additional capital, if required, through public and other offerings, obtaining regulatory approvals for its products and generating revenues from these products and having the ability to be able to reduce expenditure accordingly if required, in order to be able to pay its debts as and when they fall due.

●	On 21 February, 2025 the Consolidated Entity’s board of directors approved by resolution a raising of up to AUD$1,500,000 in Convertible Notes with a maturity date of 1 July, 2026 such that the Company may continue to operate as a going concern.

●	On 13 March, 2025, the Consolidated Entity signed a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”) for an Equity Line of Credit, whereby we may receive gross proceeds of up to USD$12,000,000 from the sale of Ordinary Shares to Lincoln Park under the Purchase Agreement, from time to time, at our discretion after a registration statement is declared effective and after satisfaction of other conditions in the Purchase Agreement.

The Consolidated Entity’s six month condensed consolidated financial statements have therefore been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The six month condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Consolidated Entity be unable to continue as a going concern.

Note 5. Operating segments

During the current financial period, the Consolidated Entity operated in one segment.

IFRS 8 requires operating segments to be identified on the basis of internal reports about the components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. In the current year the board reviews the Consolidated Entity as one operating segment being the development and testing of a gel based delivery system for humans and animals within Australia.

Note 6. Other income

	Consolidated
	December 2024	December 2023
	$	$
Net foreign exchange gain	191,487	4,383
Research & Development – tax incentive	119,925	72,496
Other income	311,412	76,879

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 7. Corporate expenses

	Consolidated
	December 2024	December 2023
	$	$
Accounting expense	104,235	46,255
Professional Fees	11,226	33,039
Management Fees	—	19,125
Audit fees	19,321	—
Entertainment	32,968	—
Insurance	88,879	—
Investor Relation	110,316	—
Public Relation Fee	89,798	—
	456,743	98,419

Note 8. IPO related expenses

	Consolidated
	December 2024	December 2023
	$	$
Legal fees	54,781	—
Consultant fees	526,227	—
Audit fees	—	102,941
NASDAQ LIsting fee	56,586	—
	637,594	102,941

Note 9. Depreciation and amortisation expense

	Consolidated
	December 2024	December 2023
	$	$
Amortisation expenses	604,794	599,273
Depreciation on machinery	1,703	—
Depreciation expense on right-of-use assets	—	10,001
	606,497	609,274

Note 10. Research expenses

	Consolidated
	December 2024	December 2023
	$	$
Product research and development expenses	314,472	100,934

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 11. Employment expenses

	Consolidated
	December 2024	December 2023
	$	$
Wages and salaries	208,390	440,097
Superannuation contribution – employees	23,965	48,411
Accrued leave expenses	16,300	31,179
	248,655	519,687

Note 12. Finance costs

	Consolidated
	December 2024	December 2023
	$	$
Interest expense on Shareholder loans (refer to note 20)	298,726	230,930
Amortisation of discount on convertible notes (refer to note 20)	188,291	-
Interest on Convertible notes (refer to note 20)	97,266	55,341
Interest and finance charges – Others	36,502	520
	620,785	286,791

Note 13. Income tax expense/(benefit)

	Consolidated
	December 2024	December 2023
	$	$
Numerical reconciliation of income tax expense/(benefit) and tax at the statutory rate
Loss before income tax expense	(3,304,359)	(1,685,644)
Tax at the statutory tax rate of 25%	(826,090)	(421,411)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Permanent differences	168,291	131,747
Timing differences (not meeting deferred asset criteria)	(124,932)	(127,200)
Carry forward losses (not meeting deferred asset criteria)	782,731	416,864
Income tax expense/(benefit)	—	—

Note 14. Cash and cash equivalents

	Consolidated
	December 2024	June 2024
	$	$
Current assets
Cash at bank	3,046,602	24,522

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 15. Trade and other receivables

	Consolidated
	December 2024	June 2024
	$	$
Current assets
GST	41,771	31,440
Other debtors – research and development tax refund receivable	263,236	143,314
Accounts receivables	—	8,251
	305,007	183,005

Note 16. Prepayments and other assets

	Consolidated
	December 2024	June 2024
	$	$
Current assets
Prepaid Expenses	33,088	33,088
Advance for equipment	19,838	19,838
Prepayment*	1,207,683	42,774
Advance payments to vendors for supply of raw materials	31,773	—
Other deposits**	295,139	—
	1,587,521	95,700

*	Prepayment majorly consist of D&O insurance
**	Other deposits consist of the deposit paid to Asiana Trading corporation

Note 17. Intangible assets

	Consolidated
	December 2024	June 2024
	$	$
Non-current assets
Trade Secrets and Patents – at cost	23,857,306	23,857,306
Less: Accumulated amortisation	(4,230,607)	(3,634,171)
Net carrying value	19,626,699	20,223,135
Patents and trademarks – at cost	234,289	89,268
Add: Additions	325,106	145,020
Less: Accumulated amortisation	(27,824)	(19,465)
Net carrying value	531,571	214,823
	20,158,270	20,437,958

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 17. Intangible assets (cont.)

Reconciliation

Reconciliations of the written down values at the beginning and end of the current and previous financial period are set out below:

Consolidated	Trade Secrets	Patents & trademarks	Total
	$	$	$
Balance at 1 July 2023	21,416,006	77,655	21,493,661
Additions	—	145,021	145,021
Amortisation expense	(1,192,871)	(7,853)	(1,200,724)
Balance at June 2024	20,223,135	214,823	20,437,958
Additions	—	325,107	325,107
Amortisation expense	(596,436)	(8,359)	(604,795)
Balance at 31 December 2024	19,626,699	531,571	20,158,270

Trade secrets were acquired during 2021 financial year by the Consolidated Entity and are amortised over its useful life estimate of 20 years. As at December 31, 2024 the remaining useful life of the trade secrets is 16.5 years (June 30, 2024:17 years).

Assessment for impairment — 31 December 2024

Methodology

An impairment loss expense in the profit or loss is recognised when the carrying amount of an asset exceeds its recoverable amount. The Consolidated Entity determined the recoverable amounts of the Gelteq Consolidated Entity as one CGU using a value in use approach

The recoverable amount of the CGU has been determined by a forecast model that estimated the future cash flows based on budgets and forecasts for five years prepared by management. As part of a valuation of the intangible assets by an independent expert valuer performed as at 30 June 2024, the independent expert valuers extended the forecasts for an additional 4 years for a total forecast period of 9 years on the basis that, in the case of early stage businesses that are reasonably expective of high growth for a significant period of time, it is generally necessary to forecast cash flows for a period greater than five years to reflect the business reaching a mature stable level of growth to enable the application of a terminal value calculation. For the purposes of the assessment of the coverable amount of the CGU as at 31 December 2024, management has continued to adopt this approach, on the basis that, as at that date, the nature of the business remains an early stage business with the same characteristics it had when the expert valuer performed the previous valuation. Also included at the end of the forecast period is a terminal value reflecting a continuing value at the end of the forecast period on the basis of capitalising free cash flows in perpetuity at a growth rate of 2.5% per annum.

These cash flows were then discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. Management then cross-checked the total of the discounted cash flows against the trading of the Company’s shares.

A reference to Financial Years (FY), refers to a period covering July 1st to June 30th the next year. A reference to a calendar year (CY) refers to the period from January 1st to December 31st of the same year.

The discounted cash flow model used in the assessment of fair value less cost to sell is sensitive to a number of key assumptions, including revenue growth rates, discount rates and operating costs. These assumptions can change over short periods of time and can have a significant impact on the carrying value of the assets. For any AUD figures presented from the valuation analysis, these have been obtained by conversion from USD at an exchange rate of 1 AUD = 0.66 USD.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 17. Intangible assets (cont.)

Fair value less cost to sell and key assumptions

The Company estimates the fair value less cost to sell of the Gelteq Consolidated Entity cash generating unit (CGU) using discounted cash flows. Management assumptions were developed incorporating internal and external market information, although the extent to which they rely on past experience of the Consolidated Entity is limited given the consolidated entity has not yet started full scale operations, pending completion of preparatory activities where necessary, with external sources of information having been adjusted to reflect factors specific to the Consolidated Entity. Fair value less cost to sell is categorised within level 3 of the fair value hierarchy.

For the reporting period ended 31 December 2024, the recoverable amount of the CGU was determined based on fair value less cost to sell calculations which required the use of key assumptions:

Operating Segments

The Consolidated Entity’s cash flows are generated from one CGU which covers nutraceuticals for humans and animals, pharmaceutical for humans and animals and controlled substances.

Cash Flow projections

●	The calculations used cash flow projections based on financial budgets and forecasts approved by management covering CY25 to CY29. The projections included negative undiscounted operating cash flows between CY25 and CY26 before making positive operating returns from CY27 onwards as the business scales up operations and operating margins that are in line with industry averages in similar industries. A full 5 years of cash flow projections were used to allow for 2-3 years of positive cash flow projections in the management forecast period. As noted above, as part of a valuation of the intangible assets by an independent expert valuer performed as at 30 June 2024, the independent valuation experts extended the forecasts for an additional 4 years for a total forecast period of 9 years on the basis that, in the case of early stage businesses that are reasonably expective of high growth for a significant period of time, it is generally necessary to forecast cash flows for a period greater than five years to reflect the business reaching a mature stable level of growth to enable the application of a terminal value calculation. For the purposes of the assessment of the coverable amount of the CGU as at 31 December 2024, management has continued to adopt this approach, on the basis that, as at that date, the nature of the business remains an early stage business with the same characteristics it had when the expert valuer performed the previous valuation.

●	A pre-tax discount rate range of 22-24%, reflecting rates of return required by typical investors in early-stage businesses similar to the Consolidated Entity, was applied.

Revenue —

●	Management have implemented a hybrid revenue model with revenue generated from manufacturing and royalties (on each individual order).

●	The forecast model is based on a 4 year compound average growth rate of 114%, based on management forecasts to CY29. The model forecast revenue growth rates 219% in CY26, 175% in CY27, 83% in CY28 and 30% in CY29, following revenue growth in CY25 from a close to nil level in CY24. Based on the approach adopted in the previous independent valuation extended forecast revenues were determined by applying declining revenue growth of 20% in CY30, 10% in CY31, 5% in CY32 and 3% in CY33, resulting in a compound average growth rate over the entire forecast period (excluding CY24 which had low revenue as was during the pre-IPO period) of 53%.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 17. Intangible assets (cont.)

Gross Margins

●	Gross margin is forecast to increase from 52% in CY25 to 58% in CY29 and beyond. The scale benefits of manufacturing larger quantities are considered to be forecast relatively conservatively as different clients will have different formulations which may mean scale benefits are lower than for the production of homogenous products. The forecast gross margins are in line with comparable industry gross margins.

Operating Expense

●	The largest operating expense is employee costs. Salary and benefits are forecast to increase by 88% in CY25, 66% in CY26, 54% in CY27, 32% in CY28, 24% in CY29, with growth rates declining thereafter, in line with reducing revenue growth, and oncosts are forecast at 18-19% of salaries.

EBITDA

●	The forecast model is based on a long-term EBITDA margin of 29%. Forecast EBITDA is negative in early years, which is expected for an early stage startup business where typically the average timeframe to profitability is 2 - 3 years. The forecast model’s EBITDA margins are -98% in CY25, -15% in CY26, 16% in CY27, 28% in CY28 and CY29, and 29% beyond, with the ongoing EBITDA being comparable to that of comparable industries in relevant world markets.

CAPEX

●	No material Capex has been forecast as the costs borne by Gelteq in working with clients to develop products is included in other forecast expenses. As such, forecast capex for relevant supporting assets is $50,000 in CY25, increasing at 5% per annum thereafter.

Amortisation

●	Amortisation has been estimated at 5% of the opening intangibles balance each year. This roughly equates to an average useful life of 20 years for intangibles, which is in line with the Consolidated Entity’s current policy.

Tax Rate

●	A tax rate of 30% has been applied in line the with the corporate tax rate in Australia. Whilst the tax rate may be lower in earlier years, this tax rate is in line with the Consolidated Entity’s long term tax rate and the tax rate of a likely acquirer.

Working Capital

●	Model forecasts the receivables at 30 days and payables at 31 days in line with management expectations. Payables days are only applied to operating expenses as all manufacturing costs are paid prior to dispatch to customers.

Other balance Sheet Items

●	There are no other assumptions that result in material balance sheet movements that affect relevant forecast cash flow.

Terminal growth rate

●	Long term growth rate, used for the terminal value calculation, is 2.5%, reflecting the Australian long term nominal inflation rate.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 17. Intangible assets (cont.)

Apart from the considerations described in determining the value-in-use of the cash-generating units described above, management is not currently aware of any other probable changes that would necessitate changes in its key estimates

Impairment

The Consolidated Entity has performed an impairment assessment based on its cash generating unit (CGU).

The Consolidated Entity determined that the recoverable amount in relation the CGU exceeded its carrying value of assets as at 31 December 2024, therefore no adjustment to its carrying value (impairment) was required.

The directors have reviewed and are comfortable with the significant assumptions determined by management. Based on the above, the directors believe that no impairment charge is required to the value of the intangible asset at 31 December 2024

Sensitivity

The sensitivities on the updated discounted cash flow model are as follows:

●	Revenue would require a reduction of 14.6% to the compounded growth rate over 9 years (30 June, 2024, 19.3% over 9 years) before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

●	EBITDA margin would need a reduction of 14.2% per annum over 9 years (30 June, 2024, 11.8 % over 9 years) years before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

●	The discount rate would be required to increase to 36.0% (30 June, 2024, 33.8%) before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

●	Long Term growth rate would need to be reduced to be in negative (consistent with the 30 June, 2024, valuation) in the cashflow modelling before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

Management believes that other reasonable changes in the key assumptions on which the recoverable amount on which the intangible asset is based would not cause the carrying amount to exceed its recoverable amount.

Management notes that if performance is not as expected, an impairment charge against these assets could be recognised in the next financial year’s accounts. This estimation of uncertainty is expected to reduce over time as the Consolidated Entity’s business develops and matures.

Note 18. Trade and other payables

	Consolidated
	December 2024	June 2024
	$	$
Current liabilities
Trade payables	177,540	387,034
Accruals	31,429	465,639
Payroll tax payable	1,639	32,886
Wages Payable	9,724	233,604
PAYG Withholding Payable	248,883	314,599
Superannuation Payable	82,782	121,530
Insurance Funding	340,794	2,894
	892,791	1,558,186

Due to their short-term nature, the directors consider that the carrying amount of trade payables approximates to their fair value. No interest is payable on amounts classified as trade and other payables.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 19. Deferred revenue

	Consolidated
	December 2024	June 2024
	$	$
Current liabilities
Deferred Revenue	118,704	125,359
Reconciliation
Reconciliation of the written down values at the beginning and end of the current and previous financial period are set out below:
Opening balance	125,359	85,359
Payments received in advance	—	40,000
Transfer to revenue – amount forgiven	(6,655)	—
Closing balance	118,704	125,359

Unsatisfied performance obligations

The aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied at the end of the reporting period was $118,704 as at 31 December 2024 ($125,359 as at 30 June 2024) and is expected to be recognised as revenue in future periods as follows:

	Consolidated
	December 2024	June 2024
	$	$
12 to 18 months	118,704	125,359

Note 20. Borrowings

	Consolidated
	December 2024	June 2024
	$	$
Current liabilities
Loan – Director(i)	5,086	5,086
Loan from associated entities(ii)	156,434	156,066
Shareholder Loans(iii)	2,221,726	1,923,000
Convertible notes payable(iv)	2,590,425	—
Debt discount(v)	(1,090,893)	—
	3,882,778	2,084,152
Non-current liabilities
Loan from Director (term – 5 years, interest free)	13,550	13,550
Convertible notes payable(iv)	—	1,745,897
	13,550	1,759,447
	3,896,328	3,843,599

Loans from Directors

(i)	This is unsecured and interest free loan with no maturity terms provided by directors of the Company.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 20. Borrowings (cont.)

Loan from associated entities

(ii)	During the previous financial years ended 30 June 2021 and 30 June 2020, the Company received unsecured loans from Nutrition DNA and Domalina Unit Trust. These loans have a maturity term of 5 years, and 0.5% interest per annum. Nutrition DNA and Domalina Unit Trust are entities associated with Nathan Givoni and Simon Szewach directors of the Company

Shareholder loans

(iii)	On 20 January 2022 the Company entered into unsecured loan agreements with some of the Company’s existing shareholders (Lending shareholders). Under the loan agreement, the Company received loans amounting to $1,493,445, at an interest rate of 12% per annum. The loans had an original maturity term of 18-months and were expected to be mature on 15 July 2023.

As part of the loan agreement, the Company issued 63,807 fully paid ordinary shares, valued at $373,903 to the Lending Shareholders on 28 February 2022. The issuance of shares was recognised as transaction cost associated with the loan agreement.

The Company has recognised the shareholders loans initially at fair value of $1,119,542 (being the amounts received, net of transaction costs) and subsequently carried at amortised cost using an effective interest method.

On 3 January 2023, the shareholders loans were extended for an additional 12 months at an interest rate of 12% maturing on 15 July 2024. As at 30 June 2024, the shareholders loans were reclassified from non-current to current during as their repayment date is less than 12 months after 30 June 2024.

Subsequent to 30 June 2024, the Company and the lending shareholders agreed to extend the loan maturity until 31 December 2025.

The table below shows the movement of Shareholder loans during the respective periods.

	Consolidated
	December 2024	June 2024
	$	$
Opening Shareholder Loan balance	1,923,000	1,463,650
Interest accrued during the year*	298,726	459,350
	2,221,726	1,923,000

*	Interest accrued represent the six months interest accrued as at 31 December 2024 and twelve months interest accrued as at 30 June 2024.

Convertible notes

(iv)	On 5 May 2023 the directors received Board approval to issue up to $1,000,000 in $1 unsecured convertible notes redeemable on 31 December 2025, an interest rate of 12% and a conversion discount of 12%. On a Liquidity event, or at least 90 days prior to Maturity, each Noteholder may elect to either Convert their Notes or redeem for Australian cash repayment. If the Noteholder elects to Convert, the number of fully paid ordinary shares to be issued in satisfaction of the Convertible Notes will be determined by the market value being, determined as;

●	in the case of a Listing, the price per Share set for the underlying securities that are offered for issue as part of the Listing;

●	in the case of a Sale Event, the price per Share set for the underlying securities that are to be sold as part of the Sale Event; and

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 20. Borrowings (cont.)

●	in the case of a Qualifying Transaction, the price per Share set for the underlying securities that are to be issued as part of the Qualifying Transaction

●	of which the Noteholder has a conversion discount of 12% to the determined market value.

The convertible note balance as at 31 December 2024 comprises of convertible note funds received $ 747,262, accrued interest $97,266.

Since the year ended June 30, 2023, the Company has issued the following additional convertible notes (on the same terms and conditions as the previous convertible notes);

●	September 2023, $25,000

●	October 2023, $150,000

The total amount raised from the convertible note issue was $1,004,889, over the Board approved amount of $1,000,000, due to the impact of movements in exchange rates. The issue has now been fully subscribed and was closed in October 2023.

On 2 February 2024, the Board of Directors approved the issuance of convertible notes (the “February 2024 Convertible Note”) to raise up to AUD$400,000. Each February 2024 Convertible Note shall have a face value of AUD$1, an annual interest rate of 6% and have a maturity date of 31 December 2025. On 26 March 2024, the Company closed the February 2024 Convertible Note offering, raising AUD$357,338.

On 27 May 2024, the Board of Directors approved the issuance of convertible notes (the “May 2024 Convertible Note”) to raise up to AUD$1,000,000. Each May 2024 Convertible Note had a face value of AUD$1, an annual interest rate of 6% and have a maturity date of 31 December 2025. As at 30 June 2024, the Company had received proceeds of AUD$250,000 through the issuance of the May 2024 Convertible Notes.

Each holder of Convertible Note may, on a Liquidity event, or at least 90 days prior to Maturity, may elect to either Convert their Notes or redeem for Australian cash repayment. If the Noteholder elects to Convert, the number of fully paid ordinary shares to be issued in satisfaction of the Convertible Notes will be determined by the market value being, determined as;

●	in the case of a Listing, the price per Share set for the underlying securities that are offered for issue as part of the Listing;

●	in the case of a Sale Event, the price per Share set for the underlying securities that are to be sold as part of the Sale Event; and

●	in the case of a Qualifying Transaction, the price per Share set for the underlying securities that are to be issued as part of the Qualifying Transaction of which the Noteholder has a conversion discount of 22% to the determined market value.

The table below shows the movement of Convertible Notes during the respective periods.

	Consolidated
	December 2024	June 2024
	$	$
Opening convertible note balance	1,745,897	839,115
Convertible notes issued – received in cash	747,262	855,834
Convertible notes issued – accrued (owing)	—	(73,954)
Interest accrued	97,266	124,902
	2,590,425	1,745,897

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 20. Borrowings (cont.)

The table below shows the movement of Debt discount on Convertible Notes during the respective periods.

	Consolidated
	December 2024	June 2024
	$	$
Opening convertible note Debt discount balance	-	-
Debt discount on convertible notes recognised during the period	1,279,184	-
Amortisation of discount on convertible notes during the period	(188,291)	-
	1,090,893	-

There was no repayment of interest or loans/convertible notes during the period ended 31 December 2024 (30 June 2024: Nil).

Embedded derivative on convertible notes

(v) In accordance with the policy noted in Note 3, when the Company’s shares attained a trading stock price upon the completion of the IPO and listing of the Company’s shares, the Company valued and separately accounted for the derivative embedded within convertible notes issued by the Company.

The embedded derivative was valued using a Black-Scholes valuation model as at the Company’s IPO date with following key assumptions:

-	Company stock price on measurement date: $4.46

-	Risk free rate: 4.29%

-	Term: 1.17 years

-	Volatility: 79%

This calculation produced an estimated fair value of the embedded derivative of $1,279,184, which was accounted for as a liability as the conversion terms of the notes do not always result in a conversion of a fixed dollar amount of liability for a fixed number of shares. The difference between the face value of the notes and their liability component following the classification of the embedded derivative as a liability was accounted for as a debt discount, which will be amortised as finance costs across the life of the notes.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 21. Issued capital

	Consolidated
	December 2024	June 2024	December 2024	June 2024
	Shares	Shares	$	$
Ordinary shares – fully paid	9,651,102	8,118,075	33,594,052	26,608,227

Movements in ordinary share capital

Details	Date	Shares	Issue Price	$
Opening balance	1 July 2024	8,118,075	$0.0000	26,608,227
Initial public offering	30 October 2024	1,300,000	$6.0870	7,913,463
Shares issued in lieu of broker fees	31 October 2024	20,000	$7,6024	152,048
Shares issued in Lieu of Marketing fees	15 November 2024	45,000	$2.5500	114,750
Shares issued in Lieu of Investor fees	25 November 2024	68,027	$4.5200	307,482
Share issued in lieu of advisory fee	31 October 2024	100,000	$3.6100	361,000
Capital raising cost		—	$0.0000	(1,862,917)
Total		9,651,102		33,594,053

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Consolidated Entity in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Consolidated Entity does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Capital risk management

The consolidated entity’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Capital is regarded as total equity, as recognised in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents. The Consolidated Entity may issue shares to investors and suppliers (and employees) time to time to raise capital and compensate for services received.

In order to maintain or adjust the capital structure, the Consolidated Entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

As of December 31, 2024, the company has 91,000 warrants outstanding, each entitling the holder to purchase one common share of the company at an exercise price of $5.00 USD. The warrants expire 5 years from the date of issuance. The company has estimated the relative fair value of the outstanding warrants and found it to be immaterial to be reported for the period ending 31 December 2024

Note 22. Dividends

There were no dividends paid, recommended or declared during the current or previous financial period.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 23. Key management personnel

Key management personnel (KMP) are those persons having authority and responsibility for planning, directing and controlling the activities of the Consolidated Entity, are comprised of the directors of the Company.

Directors

The following persons were directors of Gelteq Limited during the financial period:

Mr. Simon Hayden Szewach	(Executive Chairman)
Mr. Nathan Jacob Givoni	(Executive Director)
Mr. Jeffrey W. Olyniec	(Non-Executive Director)
Mr. Philip Dalidakis	(Non-Executive Director)
Prof David Morton	(Non-Executive Director)

The aggregate compensation paid/payable to members of key management personnel of the consolidated entity is set out below:

	Consolidated
	December 2024	December 2023
	$	$
Short-term employee benefits	199,095	321,333
Post-employment benefits	22,896	35,346
	221,991	356,679

Note 24. Contingent assets & Liabilities and Commitments

There were no contingent liabilities or assets as at 31 December 2024 and 31 December 2023 and no other material commitments as at 31 December 2024 and 31 December 2023.

Note 25. Capital commitments — Property, plant and equipment

The Consolidated Entity had no capital commitments for property, plant and equipment as at 31 December 2024 and 30 June 2024.

Note 26. Related party transactions

Parent entity

Gelteq Limited is the parent entity.

Subsidiaries

Key management personnel

Disclosures relating to key management personnel are set out in note 23.

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 26. Related party transactions (cont.)

Transactions with related parties

The following transactions occurred with related parties:

	Consolidated
	December 2024	30 June 2024
	$	$
Payment for other expenses:
Interest expense on loans from directors (as part of shareholder loan issue)*	298,726	459,340
Interest paid to commonly controlled entity*	284	764
Management and consulting services**	200,549	9,125

*	The interest is accrued and not paid
**	During the year the Company received Management and Legal services from Asiana Trading Corporation, an entity associated with Jeff Olyniec (until December 2021), a director of the Company.

Outstanding balances arising from transactions with related parties:

	Consolidated	Consolidated
Receivables from related parties	December 2024	30 June 2024
	$	$
Prepayment*	33,088	33,088
Accounts receivables**	—	8,250
	33,088	41,338

	Consolidated
Payables to related parties	December 2024	June 2024
	$	$
Payables to by key management personnel directly***	—	224,488

*	During August 2022, the company as per agreement with Asiana Trading corporation paid first deposit for its future order. Asiana Trading Corporation is an entity associated with Jeff Olyniec, a director of the Company. The balance is included within Prepayments and other assets in the Condensed Consolidated Statement of Financial Position.
**	During the year 30 June 2022, the Company entered into agreement with Lifestyle Breakthrough Pty Ltd. an entity associated with Nathan Givoni and Simon H. Szewach , directors of the Company for sale of goods & service. The balance is included in Trade and other receivables in the Condensed Consolidated Statement of Financial Position and the amount has been written back during the current financial year.
***	Payables to key management personnel are included within Wages payables in Note 18.

Loans to/from related parties

The following balances are outstanding at the reporting date in relation to loans with related parties:

	Consolidated
Loans from related parties	December 2024	June 2024
	$	$
Beginning of the period	1,662,411	502,237
Reclassify >5% holder loan as related party loan (i)	—	762,340
Interest accrued during the year	258,721	397,834
Closing Balance	1,921,132	1,662,411

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 26. Related party transactions (cont.)

The Loans from directors relates to loans provided in the year ended 30 June 2022, by Jeffrey Olyniec, Executive Director and B&M Givoni Ltd. a close family member of Nathan Givoni, Executive director of the Company. These loan agreements are compound financial instruments with both debt and equity components. The loans include an equity component of $124,108 comprising of 21,179 fully paid ordinary shares to be issued to the Lending Shareholders. 21,179 shares were determined based on shares equivalent to $1.00 for every $4.00 of principal loaned to the Company, as agreed in the loan agreements. These have been recognised as equity on inception of the loans. The shares were to be issued within 90 days of the loan being advanced with a deemed issue price of $5.86 per fully paid ordinary share, being the pre-dilution price and were issued on April 28, 2022.

The Consolidated Entity has recognised the shareholders loans initially at fair value of $369,337, net of the equity component of $124,108 and subsequently carried at amortised cost using an effective interest method. During the 2023 financial year, the shareholders loans received on 4 February, 2022, had their maturity date extended in January 2023, and approximately $1,938,287 was to be repaid on 15 July, 2024. The resulting gain on the modification of the liability is recognized in the profit and loss statement and there was no repayment of interest or loan during the year (no repayment of interest or loan during the year ended 30 June 2023). These extensions constitute a substantial modification per IFRS 9, and therefore the original liability is derecognised on modification date, and the new liability for the extended loans is recognised at fair value, discounted using an appropriate discount rate.

Subsequent to 30 June, 2024, the loans were extended with a new maturity date of 31 December, 2025, at an interest rate of 12% and an amount to be repaid of approximately $2,153,929.

(i)	Include loans from shareholders holding more than 5% of issued capital not previously included as related party loan

	Consolidated
Loans from associated entities	31 December 2024	30 June 2024
	$	$
Opening balance	156,068	155,304
Interest charged	366	764
	156,434	156,068

Convertible notes from Related Parties

	Consolidated
	31 December 2024	30 June 2024
Opening Balance	759,678	76,485
Reclassify >5% holder convertible note as related party loan(i)	—	328,928
Proceeds from convertible note issue	287,886	301,150
Interest accrued	40,644	53,115
Closing Balance	1,088,208	759,678

*	The Convertible Notes from directors relates to:

–	for 2024, convertible notes received from an entity related to Nathan Givoni, Executive Director, and Jeffrey Olyniec, Non-Executive Director.

–	For 2025, convertible notes received from an entity related to Nathan Givoni, Executive Director.

(i)	Include convertible notes from shareholders holding more than 5% of issued capital not previously included as related party loan

Gelteq Limited Notes to the consolidated financial statements 31 December 2024

Note 26. Related party transactions (cont.)

Terms and conditions

Transactions with related parties have not undergone a formal benchmarking process to establish whether arrangements are conducted under normal market terms and conditions, accordingly, such transactions may not be considered at arm’s length. Related party loans are either unsecured, interest-free and payable on demand or are subject to unsecured loan agreements with fixed terms and interest payable.

Interest-free loans are noted accordingly.

No adjustment has been made to their carrying value. The parent company has not provided any guarantees in relation to any debts incurred by its subsidiaries.

Note 27. Events after the reporting period

No matter or circumstance has arisen since 31 December 2024 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 28. Additional cash flows information

Financing and operating activities not involving cash:

	Consolidated
	December 2024	June 2024
	$	$
Shares issued in lieu of broker fees	152,048	-
Shares issued in Lieu of Marketing fees	114,750	-
Shares issued in Lieu of Investor fees	307,482	-
Share issued in lieu of advisory fee	361,000	-
	574,280	-

Note 29. Earnings per share

	Consolidated
	December 2024	December 2023
	$	$
Loss after income tax attributable to the owners of Gelteq Limited	(3,304,359)	(1,685,644)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	8,620,569	8,118,075

Weighted average number of ordinary shares used in calculating diluted earnings per share*	8,620,569	8,118,075

	$	$
Basic loss per share	(0.38)	(0.21)
Diluted loss per share	(0.38)	(0.21)

Gelteq Limited Directors’ declaration 31 December 2024

In accordance with a resolution of the directors of Gelteq Ltd, the directors of the Company declare that:

In the directors’ opinion:

●	the financial statements and notes set out in this document are in accordance with requirements of the International Financial Reporting Standards (IFRS), including:

(i)	complying with International Accounting Standard IAS 34 — Interim Financial Reporting as issued by the International Accounting Standards Board, and

(ii)	present fairly in all material respects the Consolidated Entity’s financial position as at 31 December 2024 and 30 June 2024, and the results of its operations and its cash flows for each of the six month periods ended 31 December 2024 and 31 December 2023, and

●	there are reasonable grounds to believe that the Consolidated Entity will be able to pay its debts as and when they become due and payable.

On behalf of the directors

/s/ Simon Szewach
Simon H. Szewach
Chairman

30 June 2025